WashTec

RECEIVED

2009 APR 13 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

March 31, 2009

Re: *Washtec AG*
Exemption Number: 82-04888

09045847

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **March 31st, 2009** regarding the publication of preliminary figures for the financial year 2008 (**"Successful business year 2008"**).
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitter

p.o. Florian Fitter

WashTec

Successful business year 2008:

- **Earnings per Share increased by 24% to € 1.03**
- **Revenues up 1.9% to € 285.1m**
- **Operating Income (EBIT) up € 0.5m to € 29.4m**
- **Financial and economic crisis will impact business in 2009**

Augsburg, March 31, 2009 – *„The much cited financial crisis of 2008 was an unpleasant surprise and negatively impacted many companies during 2008. WashTec still had a successful year of business despite declining sales figures in the 4th quarter. We were able to increase revenues and earnings for the 5th year in a row."* said CFO Christian Bernert at the opening of today's annual press conference of WashTec AG (ISIN DE0007507501) in Augsburg.

In 2008, revenues climbed by 1.9% to € 285.1m; the operating income (EBIT) improved from € 28.9m to € 29.4m resulting in a stable EBIT margin of 10.3%. The net income after taxes for 2008 increased to € 15.3m (2007: € 12.6m). Earnings per share were improved by 24% from € 0.83 to € 1.03.

As planned, we were able to implement all items on our 2008 agenda: In May, we acquired the mid-sized chemical manufacturer, AUWA-Chemie, which we have since successfully integrated. For 2008, the Chemicals revenues increased by € 4.8m to € 14.4m. Both WashTec Financial Services, which offers financing solutions for car wash operators, and WesuRent, which operates car wash equipment for our customers, expanded internationally. At the 2008 *automechanika*, the world's largest trade fair for the industry, WashTec presented numerous innovations under the motto »Excellence right down to the last detail«.

Outlook

The negative economic situation has not impacted wash counts in our core markets so far, which shows that car wash operation remains stable and profitable. This is confirmed by our steady revenues in the service and chemical business.
On the other hand, the financial and economic crisis does negatively impact - as already communicated - the investment decision into new car wash equipment by certain customer groups such as individual operators and in certain markets.
WashTec expects first quarter revenues to be clearly below prior year driven by lower equipment sales and an exceptionally strong first quarter 2008. In 2009, WashTec expects stable service and chemical revenues, while equipment sales will be declining. The uncertain economic environment combined with a short order-to-delivery cycle currently does not allow a more specific outlook for the 2009 fiscal year as a whole.

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Mamangement Board:
Thorsten Krüger (Spokesman)
Christian Bernert

Chairman of the Supervisory Board:
Michael Busch

HRB 81
Local Court Augsburg

Christian Bernert: „*In this environment, we accelerated our efforts to reduce costs and to improve efficiency. Crises also offer opportunities. We expect that we can further strengthen our market position during and after this period.*"

At the annual general meeting in May 2009, WashTec will request authorisation for a new share buy-back program of up to 10% of our treasury shares, which will allow further repurchase of shares in case of a positive business development. If this authorisation is granted, the treasury shares acquired so far will be cancelled, which is a prerequisite to buy-back additional 10% of shares.

Overview of key performance indicators (Euro m):

	2008	**2007**
Revenues	285.1	279.7
EBITDA	37.1	36.0
EBIT	29.4	28.9
EBT	26.4	25.0

The annual report 2008 of WashTec AG may be downloaded at www.washtec.de.

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Mamangement Board:
Thorsten Krüger (Spokesman)
Christian Bernert

Chairman of the Supervisory Board:
Michael Busch

HRB 81
Local Court Augsburg